
piration Kit • 105 • Desig

Stratasys Q1 2020

Financial Results Conference Call

May 14, 2020

stratasys

Q1 2020
Conference call & webcast details

Speakers

- Yoav Zeif – CEO
- Lilach Payorski – CFO
- Yonah Lloyd – VP Investor Relations

Live webcast and replay:
https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/36448/indexl.html

Live dial-in information

US Toll-Free dial-in:
1-877-407-0619

International dial-in:
+1-412-902-1012

Forward-looking statements

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance (or withdrawal of guidance) concerning its expected results for 2020, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the duration of the global COVID-19 pandemic, which, if extensive, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower-margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; to the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects," and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2019 (the "**2019 Annual Report**"), which we filed with the Securities and Exchange Commission (the "**SEC**") on February 26, 2020. Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys' unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly period ended March 31, 2020, which we are furnishing to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



Use of non-GAAP financial information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations on an ongoing basis after (i) excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 24.



Opening Remarks:

Staying healthy, focused, and proactive amidst an unprecedented global pandemic

Make it Better.
Make it with Stratasys.



Yoav Zeif
CEO

We're Making It Together

- Travel restrictions implemented early
- Work from home where possible
  - Stratasys operated as an "essential business" in all key U.S. locations
- Rigorously follow safety and social distancing requirements in offices, labs and production facilities
- Communicate with employees consistently and frequently
- Business is healthy
  - $325.5m cash, cash equivalents and short-term deposits / No debt
- **Demonstrated passion and resilience**


stratasys







Our Response

to the COVID-19 pandemic



Stratasys COVID-19 Coalition

~150 companies

100k

face shields shipped and counting

~150

front-line recipient organizations


AMERICAN
AMBULANCE


stratasys
stratasys

Key COVID-19 actions:

60 3D Printers

48 hours

for Europe’s largest hospital system

Key COVID-19 actions:

CoVent-19 Challenge

200+

submissions on GrabCAD for mechanical ventilator designs


GRABCAD COMMUNITY
Library
Challenges
Groups
Questions
Tutorials
Engineers
Exciting engineering challenges with great prizes
Show off your skills and solve real design problems
Take part and earn money
CoVent-19 Challenge (Round 1)
Description
Entries 213
Results
CoVent-19 CHALLENGE
OUR MISSION
OPEN VIRTUAL INNOVATION CHALLENGE TO DEVELOP RAPIDLY DEPLOYABLE MECHANICAL VENTILATION SOLUTIONS TO ADDRESS THE GLOBAL VENTILATOR SHORTAGE
Anticipating the unmet need for mechanical ventilation to treat infected individuals with lung infection from COVID-19 is crucial to their battle with this virus and survival. The United States has the capacity to ventilate about 170,000 patients, while 960,000 patients are projected to require mechanical ventilators. Even with the addition of a hundred thousand more mechanical ventilators, we do not have the capacity to ventilate this many patients, forcing physicians to make the impossible decision— who receives mechanical ventilation to continue to fight COVID-19 and who will not. How might we increase the capacity of hospitals to provide mechanical ventilation to those infected?
DEADLINE
Passed
TOTAL ENTRIES
213
Who's in the jury?
Evan Hochstein
Medical Applications Engineer at Stratasys
Diana Barragan-Bradford
Co-Director, CoVent-19 Challenge, Anesthesia Resident, Massachusetts General Hospital
Richard Boyer
Founder and Director, CoVent-19

Key COVID-19 actions:

Origin Nasal Swab Agreement

100k

scaling to more than

1 million

swabs/week



Pandemic is Accelerating Trends Towards 3D Printing




Indian
SCOUT



Develop better products faster

Quickly retool production lines

Localize manufacturing

COVID-19 Financial Mitigation Measures

Short term GM impact driven by reduced HW/Materials in sales mix

Expense Reduction Actions:

- Global 4-day work week
- Non-essential hiring freeze
- No merit increases
- Adjusted cost base / production plan
- Leverage 2019 inventory build-up

Top-Line Growth Actions:

- Successful J55 digital product launch
  - 1000's of attendees including many Fortune 500
- Additional new product launches delayed to H1 2021 to maximize impact in a stronger economic environment


J55
Digital Launch Event
Make it with Stratasys.
stratasys

“

The J55 doesn’t just change our delivery. It changes the amount of time we can deliver that in. It also changes our revenue model. **It totally changes the game**.”

Ryan Berger

Senior Industrial Designer
Priority Designs

Financial Update

Well prepared to manage COVID-19

Strong balance sheet / No debt
Cost control / Cash generation

Make it Better.
Make it with Stratasys.



Lilach Payorski
CFO

Financial Results

	GAAP			Non-GAAP		
	Q1-19	Q1-20	Change Y/Y	Q1-19	Q1-20	Change Y/Y
Total Revenue	155.3	132.9	-14.4%	155.3	132.9	-14.4%
Gross Profit	76.5	59.9	(16.6)	80.7	64.3	(16.4)
% Margin	49.2%	45.0%	-4.2%	52.0%	48.4%	-3.6%
Operating Income (Loss)	(3.3)	(19.9)	(16.6)	6.8	(8.4)	(15.2)
% Margin	-2.1%	-15.0%	-12.9%	4.4%	-6.3%	-10.7%
Net Income (Loss) attributed to SSYS Ltd.	(2.3)	(21.7)	(19.4)	5.7	(10.6)	(16.3)
% Margin	-1.5%	-16.3%	-14.9%	3.6%	-7.9%	-11.6%
Diluted EPS	(0.04)	(0.40)	(0.36)	0.10	(0.19)	(0.29)
Diluted Shares	54.0	54.5	1.1%	54.5	54.5	0%

$ in millions, except shares data. All numbers and percentages rounded.

Financial Results
Revenue

Quarterly trend



155.3
163.2
157.5
160.2
132.9
50.2
52.8
51.1
51.2
49.7
105.1
110.3
106.3
109.0
83.2
Q1 '19
Q2 '19
Q3' 19
Q4' 19
Q1' 20
Service
Product

Revenue Growth – Q1 '20		
Revenue	**Y/Y**	**Y/Y** *(exc. FX)*
Product	-21%	-20%
System	-40%	-39%
Consumables	-6%	-5%
Service	-1%	-1%
Customer Support	+2%	+3%

$ in millions unless noted otherwise. All numbers and percentages rounded.

Financial Results
Gross margin trends

GAAP



58.0%
57.3%
58.3%
57.0%
52.8%
49.2%
49.7%
49.2%
49.1%
45.0%
33.9%
30.9%
30.1%
32.3%
32.1%
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20

Non-GAAP



61.8%
61.1%
62.3%
61.6%
57.9%
52.0%
52.5%
52.4%
52.4%
48.4%
34.5%
31.3%
31.7%
32.9%
32.4%
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20

Total Gross Margin — Product Gross Margin — Service Gross Margin

All percentages rounded.

Financial Results
Operating expenses and operating margin trends


0%
79.7
79.8
Q1 '19
Q1 '20

GAAP Operating Expenses


-2%
73.9
72.7
Q1 '19
Q1 '20

Non-GAAP Operating Expenses


4.4%
5.5%
5.1%
6.3%
-6.3%
-2.1%
0.5%
-3.8%
-2.0%
-15.0%
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20
GAAP Operating Margin
Non-GAAP Operating Margin

$ in millions unless noted otherwise. All numbers and percentages rounded.

Financial Results

Balance sheet summary and cash flow from operations

	Q1-19	Q4-19	Q1-20
Cash and Cash Equivalents and Short term deposits	367.8	321.8	**325.5**
Accounts Receivable	128.4	132.6	**115.1**
Inventories	131.7	168.5	**172.5**
Net Working Capital	487.1	499.2	**480.7**



4.6
11.3
Q1 '19
Q1 '20

Cash Flow From Operating Activities

$ in millions unless noted otherwise. All numbers rounded.

Recap:

Short-term uncertainty balanced by growth opportunities in H2 and beyond

- Capitalize on optimizing value of additive manufacturing
- Aligning spending to strategic growth priorities
- Finalizing strategic plan for strong, sustainable growth

Make it Better.
Make it with Stratasys.


9:22
20 Minutes On The
Road To Work
17°C

Thank You

Make it Better.
Make it with Stratasys.

stratasys

GAAP to Non-GAAP Reconciliation

Results of operations Stratasys Ltd

	Three Months Ended March 31, 2020			Three Months Ended March 31, 2019		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$59,870	$4,414	$64,284	$76,457	$4,252	$80,709
Operating income (Loss) (1,2)	-19,900	11,491	-8,409	-3,271	$10,075	$6,804
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	-21,703	11,137	-10,566	-2,270	$7,927	$5,657
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.40)	$0.21	($0.19)	($0.04)	$0.14	$0.10
(1) Acquired intangible assets amortization expense		4,065			3,898	
Non-cash stock-based compensation expense		402			354	
Reorganization and other related costs		-53			0	
		4,414			4,252	
(2) Acquired intangible assets amortization expense		2,142			1,889	
Non-cash stock-based compensation expense		4,503			3,875	
Reorganization and other related costs		31			59	
Merger and acquisition related expense		401			0	
		7,077			5,823	
		11,491			10,075	
(3) Corresponding tax effect		-431			-544	
Gain from equity method divestment and related amortization and impairments		77			-1,604	
		$11,137			$7,927	
(4) Weighted average number of ordinary shares outstanding – Diluted	54,544		54,544	53,966		54,477

$ in millions unless noted otherwise.